Exhibit 99.7

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	12	2004	17	12	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	192,600	20,000	20,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.67	£4.40	£4.565

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	12	2004	17	12	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	24,000	19,000	32,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.835	£3.81	£3.97

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	12	2004	17	12	2004

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	77,200
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£3.4975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Limited Account ID DEP	Ordinary	279,836

Address
1 Finsbury Avenue London
UK postcode EC2M 1PP

Name	Class of shares allotted	Number allotted
Mr James A Feltman	Ordinary	6,700

Address
15700 NW 31st Court Vancouver VA 98685
UK postcode

Name	Class of shares allotted	Number allotted
Terry Hall	Ordinary	14,600

Address
109 Port Cove Yorktown VA 23693
UK postcode

Name	Class of shares allotted	Number allotted
Stewart P Mitchell	Ordinary	25,000

Address
6 Gary Road Newport Mews VA 23601
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr C A S Hornsby	Ordinary	26,000

Address
Route 620 Auburn PO Box 735 North VA 23128
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	________________________	Date ________________________
A director/secretary/administrator/administrative receiver/receiver manager/receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Frank W Roach	Ordinary	14,664

Address
2340 Monument Avenue Richmond Virginia 23220
UK postcode

Name	Class of shares allotted	Number allotted
Larry J Stoddard	Ordinary	12,000

Address
5270 River Club Drive Suffolk VA 23435
UK postcode

Name	Class of shares allotted	Number allotted
John A Posey	Ordinary	6,000

Address
1109 Abbington Farm Road Crownville Maryland 21032
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ Charles A. Banks	Date 17 Dec 2004
Charles A. Banks
a director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform